

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2011

Mr. Thomas G. O'Brien
Treasurer and Secretary
Amdocs Limited
1390 Timberlake Manor Parkway
Chesterfield, Missouri 63017

> **Re: Amdocs Limited**
> **Form 20-F for the Fiscal Year Ended September 30, 2010**
> **Filed December 7, 2010**
> **Amendment No. 1 to Form 20-F for the Fiscal Year Ended**
> **September 30, 2010**
> **Filed December 9, 2010**
> **File No. 001-14840**

Dear Mr. O'Brien:

We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended September 30, 2010

Item 5. Operating and Financial Review and Prospects

1.   We note the disclosure in your Form 6-K filed on November 4, 2010 regarding the suspension of a portion of Clearwire's implementation program. We further note that you anticipate that this suspension will put "pressure on [y]our profitability." Please tell us how you considered disclosing whether this event is reasonably likely to have a material unfavorable impact on future revenues, gross margin or operating income and how you considered including a discussion of this event in your Form 20-F. Refer to Section III.B.3 of Release No. 33-8350 for additional guidance.

Item 8. Financial Information

Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page F-11

2.   We note that you allocate revenue in your arrangements with multiple deliverables based upon vendor-specific objective evidence ("VSOE"). We further note your disclosure on page 39 that VSOE is based on normal pricing and discounting practices when elements are sold separately. Please describe, in detail, your methodology and assumptions for establishing VSOE of fair value. In your response, as it relates to on-going support services and maintenance, describe the process used to evaluate the various factors that affect how you establish VSOE of fair value. For instance, does the price charged for the on-going support services and maintenance vary from customer to customer? If so, please explain how you determined that you can reasonably estimate the fair value of on-going support services and maintenance. In this regard, if your agreements include stated future renewal rates, tell us what percentage of your customers actually renew at these stated rates and provide the range of typical renewal rates that are stated in your contracts. If stated future renewal rates are not included in your agreements, tell us the percentage range allowed for your pricing of on-going support services and maintenance that you consider to be representative of VSOE.

3.   We note your discussion on pages F-13 and F-15 regarding the early adoption of the October 2009 FASB guidance related to revenue arrangements with multiple deliverables. Please address the following:

- Describe the significant factors, inputs, assumptions, and methods used to determine third-party evidence of selling price ("TPE") for the significant deliverables in your multiple deliverable arrangements. Please update your disclosure in future filings accordingly. Refer to ASC 605-25-50-2(e).

- Tell us whether you typically determine fair value of the elements in your arrangements using VSOE, TPE or estimated selling price ("ESP").

- We note that your policy for determining ESP references "pricing practices" and "margin objectives." Please clarify whether you typically apply a gross profit margin to your estimated costs in order to determine ESP and how gross profit margins and costs are determined. Refer to ASC 605-25-55-44.

<u>Note 9 – Goodwill and Intangible Assets, Net, page F-24</u>

4.   We note your disclosure on page F-25 regarding your purchased intangible assets. Please tell us how you considered disclosing the weighted-average amortization period in total and by major intangible asset class as required by ASC 350-30-50-1.

<u>Note 11 – Income Taxes, page F-26</u>

5.   Please tell us how you considered separately disclosing income before income tax expense for domestic and foreign operations. Refer to Rule 4-08(h) of Regulation S-X.

<u>Amendment No. 1 to Form 20-F for the Fiscal Year Ended September 30, 2010</u>

6.   We note that you did not file the certifications required under Rules 13a-14(a) and 15d-14(a) of the Exchange Act with your amendment to the Form 20-F for the fiscal year ended September 30, 2010. Please tell us how you considered including the required certifications in your amended Form 20-F and the reason for omitting such certifications.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jaime John at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief